COUNTRYWIDE FINANCIAL CORPORATION AND SUBSIDIARIES
EXHIBIT 12.1 – COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

The following table sets forth the ratio of earnings to fixed charges of the Company for the nine months ended September 30, 2003 and September 30, 2002, for the year ended December 31, 2002, and for the ten-month period ended December 31, 2001, the Company’s Transitional Fiscal Year, and the previous four fiscal years ended February 28 (29) computed by dividing net fixed charges (interest expense on all debt plus the interest element (one-third) of operating leases) into earnings (earnings before income taxes and fixed charges).

				Ten Months
	Nine Months Ended			Ended
			Year Ended		Fiscal Years Ended February 28(29),
	September 30,	September 30,	December 31,	December 31,
(Dollars are in thousands)	2003	2002	2002	2001	2001	2000	1999

Net earnings	$1,809,219	$586,902	$841,779	$486,006	$374,153	$410,243	$385,401
Income tax expense	1,110,563	348,674	501,244	302,613	211,882	220,955	246,404
Interest expense	1,470,492	1,044,615	1,461,066	1,474,719	1,330,724	904,713	962,302
Interest portion of rental expense	26,349	18,875	26,671	16,201	17,745	19,080	14,898

Earnings available to cover fixed charges	$4,416,623	$1,999,066	$2,830,760	$2,279,539	$1,934,504	$1,554,991	$1,609,005

Fixed charges
Interest expense	$1,470,491	$1,044,615	$1,461,066	$1,474,719	$1,330,724	$904,713	$962,302
Interest portion of rental expense	26,349	18,875	26,671	16,201	17,745	19,080	14,898

Total fixed charges	$1,496,840	$1,063,490	$1,487,737	$1,490,920	$1,348,469	$923,793	$977,200

Ratio of earnings to fixed charges	2.95	1.88	1.90	1.53	1.43	1.68	1.65